UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TODD SHIPYARDS CORPORATION
(Name of Subject Company)

TODD SHIPYARDS CORPORATION
(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

889039103
(CUSIP Number of Class of Securities)

Michael G. Marsh
Secretary and General Counsel
TODD SHIPYARDS CORPORATION
1801-16th Avenue SW
Seattle, WA 98134
(206) 623-1635

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Phillip R. Stanton, Esq.
Greensfelder, Hemker & Gale, P.C.
10 South Broadway, Suite 2000
St. Louis, Missouri 63102
(314)241-9090

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Schedule 14D-9 filing consists of the following documents relating to the proposed acquisition of Todd Shipyards Corporation (the “Company”) by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), pursuant to the terms of an Agreement and Plan of Merger dated December 22, 2010 by and among the Company, Purchaser and Parent:

(i)	Joint Press Release issued by Parent and the Company on December 23, 2010.

(ii)	Letter to employees from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

(iii)	Letter to customers from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

(iv)	Letter to vendors from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

(v)	Letter to commercial partners from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

(i)	Joint Press Release issued by Parent and the Company on December 23, 2010.

TODD SHIPYARDS CORPORATION TO BE ACQUIRED BY
VIGOR INDUSTRIAL LLC

Shareholders to Receive $22.27 in Cash Per Share

SEATTLE AND PORTLAND – December 23, 2010 – TODD SHIPYARDS CORPORATION (NYSE: TOD) (“Todd”) and Vigor Industrial LLC (“Vigor”) today announced that they have entered into a definitive agreement under which Vigor will acquire the stock of Todd for $22.27 per share, or approximately $130 million.  The transaction is structured as an all cash tender offer.

Under the terms of the agreement, which has been unanimously approved by Todd’s board of directors, Vigor will offer to purchase all outstanding shares of Todd’s common stock for $22.27 in cash per share.  This represents a premium of 31% over the average closing price of Todd’s common stock during the three month period ended December 21, 2010.  The price of Todd’s stock has climbed steadily during the year from a low of $13.98 to its recent 52 week high closing price of $21.00.  The tender offer is scheduled to commence no later than December 30, 2010 and will expire on January 28, 2011 unless extended. The transaction is expected to close in the first quarter of 2011.

“We are pleased about the addition of Todd to the Vigor family,” said Frank Foti, the President of Vigor. “Todd is Puget Sound’s leading shipyard and the combination of Vigor and Todd will create the largest and most capable marine services company in the Pacific Northwest.  This transaction will be good for the customers and employees of both companies and will broaden our capabilities.  The combination of resources and capabilities will allow the combined companies to expand both the scope and capacity of their ship repair and new construction business.”

“This transaction is a testament to the excellent work Todd has done to revitalize our business.  Not only is this transaction good for our stockholders, but it’s good for the shipyard and our employees,” said Stephen G. Welch, President and Chief Executive Officer of Todd. “We believe that the addition of Todd’s products to Vigor will help create a stronger, more diversified company with long-term advantages for both companies’ customers and employees.”

Todd’s management will remain intact and all contracts will remain in place.  The acquisition will allow for stable utilization of facilities while continuing to strengthen the combined companies’ industry presence and opportunities for growth.

Todd’s directors and officers and certain other stockholders who own an aggregate of approximately 15.3 percent of Todd’s outstanding stock have entered into agreements pursuant to which they have agreed to tender their shares in the tender offer and to vote their shares in favor of a merger if a vote is required by law.

Vigor has obtained financing commitments to purchase all outstanding shares and refinance existing indebtedness.  Under the terms of the agreement, the transaction is conditioned upon, among other things, satisfaction of the minimum tender condition of approximately 67 percent of Todd’s common shares, the expiration of all applicable waiting periods under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, and other customary closing conditions.  In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of shareholder approval.

Under the terms of the agreement, Todd may solicit superior proposals from third parties through January 28, 2011, subject to extension at Todd’s option as provided in the agreement.  It is not anticipated that any developments will be disclosed with regard to this process unless Todd’s Board of Directors makes a decision with respect to a potential superior proposal.  There is no guaranty that this process will result in a superior proposal.

K&L Gates LLP is acting as legal advisor to Vigor.  Greensfelder, Hemker & Gale, P.C. is acting as Todd’s legal advisor.  Houlihan Lokey Financial Advisors, Inc. acted as financial advisor to Todd’s Transaction Committee.

Contacts for More information

For Todd	For Vigor

Media Inquiries

Mr. Ashley Bach	Alan Sprott
Pacific Public Affairs	Vigor Industrial LLC
(206) 682-5066	(503) 703-0875

Investors

Michael G. Marsh
General Counsel
(206) 623-1635, x 501

About Todd Shipyards Corporation

Todd, through its subsidiaries, performs a substantial amount of repair and maintenance work on commercial and federal government vessels and provides new construction and industrial fabrication services for a wide variety of customers.  Its customers include the U.S. Navy, the U.S. Coast Guard, the Washington State Ferry system, NOAA, the Alaska Marine Highway System, and various other commercial and governmental customers.  Todd has operated a shipyard in Seattle, Washington since 1916 and also operates a shipyard and facilities in Everett and Bremerton, Washington.

About Vigor Industrial LLC

Vigor Industrial LLC, an Oregon limited liability company, through its subsidiaries operates businesses providing ship repair and conversion, barge building, industrial coating, machining, industrial real estate, and fabrication services.  Vigor Industrial performs ship repair work through Vigor Marine LLC and Cascade General, located at the Portland Shipyard in Portland, Oregon, Washington Marine Repair, located at Port Angeles, Washington, and Vigor Marine Tacoma, located in the Port of Tacoma, Washington.  The company also performs ship repair work at locations in San Diego, California, Everett, Washington and Bremerton, Washington.  US Barge LLC, a wholly owned Vigor Industrial subsidiary, constructs barges at the Portland Shipyard.

Forward Looking Statements:
Statements in this release that relate to future results and events are forward-looking statements based on Todd’s and Vigor’s current expectations, respectively.  Actual results and events in future periods may differ materially from those expressed or implied by these forward-looking statements because of a number of risks, uncertainties and other factors.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; that the transaction may not be timely completed, if at all; that, prior to the completion of the transaction, Todd’s business may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities and other risks that are described in Todd’s Securities and Exchange Commission reports, including but not limited to the risks described in Todd’s Annual Report on Form 10-K for its fiscal year ended March 28, 2010. Todd assumes no obligation and does not intend to update these forward-looking statements.

Important Information about the Tender Offer
The tender offer for the outstanding common stock of Todd referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Todd common stock will be made pursuant to an offer to purchase and related materials that Vigor intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Vigor will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Todd will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The parties intend to make such filings on December 30, 2010.  The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of Todd when available. In addition, all of these materials (and all other materials filed by Todd with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Phoenix Advisory Partners, the information agent for the tender offer, by calling (800) 576-4314.  Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Todd by contacting Michael Marsh, Secretary of Todd, telephone number (206) 442-8501.

Additional Information about the Merger and Where to Find It
In connection with the potential one-step merger, Todd would file a proxy statement with the Securities and Exchange Commission.  Additionally, Todd would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of Todd by Vigor pursuant to the terms of the agreement.  The materials to be filed by Todd with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov.  Investors and stockholders also will be able to obtain free copies of the proxy statement from Todd by contacting Hilary Pickerel with Todd Investor Relations, telephone number (206) 623-1635, ext. 106.  Investors and security holders of Todd are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

The Company and its respective directors, executive officers and other members of their management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of Todd stockholders in connection with the proposed merger.  Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Todd’s executive officers and directors in the solicitation by reading Todd’s proxy statement for its 2010 annual meeting of stockholders, the Annual Report on Form 10-K for the fiscal year ended March 28, 2010, and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available.  Information concerning the interests of Todd’s participants in the solicitation, which may, in some cases, be different than those of Todd’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available.  Additional information regarding Todd’s directors and executive officers is also included in Todd’s proxy statement for its 2010 annual meeting of stockholders and is included in the Annual Report on Form 10-K for the fiscal year ended March 28, 2010.

(ii)	Letter to employees from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

December 23, 2010

Dear Todd Employees,

Today is a big day for Todd Shipyards Corporation, and I am happy to share the news with you.

Vigor Industrial, LLC has made a proposal to acquire all of the shares of Todd Shipyards Corporation. Today these shares are owned by thousands of people and bought and sold on the New York Stock Exchange.  Our Board of Directors has reviewed the Vigor proposal and is recommending to stockholders that they accept this offer.

If sufficient numbers of shares are tendered, then the thousands of shareholders who currently own Todd Shipyards Corporation will transfer their ownership to Vigor, which is a private company and will be the new owner of Todd.  This ownership will include all of Todd’s subsidiaries, including Todd Pacific Shipyards Corporation and Everett Shipyard, Inc.

This sale will bring together the premier shipbuilding and ship repair companies in Washington and Oregon to create the largest and most capable marine services provider in the Pacific Northwest.

Vigor will add its shipyard and industrial operations in Portland, Port Angeles, Bremerton, Everett and Tacoma with our existing facilities in Washington.  Our highly skilled and experienced employees, strong leadership and extensive experience with complex government contracts will join with Vigor, which has used its entrepreneurial energy to become the maritime industry leader in Oregon.

We feel fortunate to have found an ambitious partner that understands our business, has roots in the Pacific Northwest and is oriented towards growth in our industry.

All existing union contracts, as well as all Todd policies and procedures, will remain in place, and all current leadership will be retained, which should provide some assurance and continuity to all of us.

The larger and stronger company that comes out of this acquisition will enhance the ability of the Northwest maritime industry to compete on the West Coast and around the country.  Uniting our resources and capabilities will enable the company to expand the scope and capacity of our ship repair and new construction operations, and our combined experience will provide a level of quality, efficiency and skills second to none.

This sale and conversion to a private company is ultimately testament to your incredible performance as employees.  Todd has stayed focused on constantly improving our operations and today we are thriving, in contrast to some dark days years ago.  Our current success is because of your dedication and hard work.  I see this development as really just the next chapter in a 94-year success story.

Sincerely,

(iii)	Letter to customers from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

December 23, 2010

Dear (Customer):

Today is a big day for Todd Pacific Shipyards, and I am happy to share the news with you.

Vigor Industrial, LLC has made a proposal to acquire all of the shares of Todd Shipyards Corporation. Our Board of Directors has reviewed Vigor’s proposal and is recommending to stockholders that they accept this offer.

If sufficient numbers of shares are tendered, then the thousands of shareholders who currently own Todd Shipyards Corporation will transfer their ownership to Vigor, which is a private company and will be the new owner of Todd.  This ownership will include all of Todd’s subsidiaries, including Todd Pacific Shipyards Corporation and Everett Shipyard, Inc.

This sale will bring together the premier shipbuilding and ship repair companies in Washington and Oregon to create the largest and most capable marine services provider in the Pacific Northwest and allow us to better serve our customers.

All existing contracts and obligations will remain in place, as will our current leadership.

Our stronger and more diversified business will produce long-term advantages for our customers.  With our existing facilities in Washington, Vigor adds significant shipyard and industrial operations in the Portland area, a ship repair facility in Port Angeles and Tacoma, as well as operations in Bremerton and Everett.

Uniting these resources with the capabilities of these two companies will enable us to expand the scope and capacity of our ship repair and new construction operations.  Our combined experience will provide a level of capability, quality, efficiency and adaptable skills that will be second to none.

We appreciate your business and look forward to working with you in the future.

For your convenience, I am attaching a copy of the press release.  Please contact (xxxx) if you have any questions.

Sincerely,

(iv)	Letter to vendors from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

December 23, 2010

(Name
Title
Address)

Dear Vendors:

Today is a big day for Todd Shipyards Corporation, and I am happy to share the news with you.

Vigor Industrial, LLC has made a proposal to acquire all of the shares of Todd Shipyards Corporation. Todd’s Board of Directors has reviewed the Vigor proposal and is recommending to shareholders that they accept this offer.

If sufficient numbers of shares are tendered, then the thousands of shareholders who currently own Todd Shipyards Corporation will transfer their ownership to Vigor, which is a private company and will be the new owner of Todd.  This ownership will include all of Todd’s subsidiaries, including Todd Pacific Shipyards Corporation and Everett Shipyard, Inc.

This sale will bring together the premier shipbuilding and ship repair companies in Washington and Oregon to create the largest and most capable marine services provider in the Pacific Northwest.

All existing contracts and obligations will remain in place, as will our current leadership.

Our stronger and more diversified business will produce long-term advantages for our customers and opportunities for our vendors.  With our existing facilities in Washington, Vigor adds significant shipyard and industrial operations in the Portland area, a ship repair facility in Port Angeles and Tacoma as well as operations in Bremerton and Everett.

Uniting these resources with the capabilities of these two companies will enable us to expand the scope and capacity of our ship repair and new construction operations, and our combined experience will provide a level of capability, quality, efficiency and adaptable skills that will be second to none.

We know you have been a significant contributor to our success and look forward to working with you in the future.

Please contact (_____) if you have any questions.

Sincerely,

(v)	Letter to commercial partners from Stephen G. Welch, Chief Executive Officer of the Company, dated December 23, 2010.

December 23, 2010

(Name
Title
Address)

Dear Partner:

Today is a big day for Todd Shipyards Corporation and our partners, and I am happy to share the news with you.

Vigor Industrial, LLC has made a proposal to acquire all of the shares of Todd Shipyards Corporation. Today these shares are owned by thousands of people and are bought and sold on the New York Stock Exchange.  Todd’s Board of Directors has reviewed the Vigor proposal and is recommending to shareholders that they accept this offer.

If sufficient numbers of shares are tendered, then the thousands of shareholders who currently own Todd Shipyards Corporation will transfer their ownership to Vigor, which is a private company and will be the new owner of Todd.  This ownership will include all of Todd’s subsidiaries, including Todd Pacific Shipyards Corporation and Everett Shipyard, Inc.

This sale will bring together the premier shipbuilding and ship repair companies in Washington and Oregon to create the largest and most capable marine services provider in the Pacific Northwest.

All existing contracts and obligations will remain in place, and all current leadership will be retained, which should provide some assurance and continuity.

Our stronger and more diversified business will produce long-term advantages for our customers.  With our existing facilities in Washington, Vigor adds significant shipyard and industrial operations in the Portland area, a ship repair facility in Port Angeles and Tacoma, as well as operations in Bremerton and Everett.

Uniting these resources with the capabilities of these two companies will enable us to expand the scope and capacity of our ship repair and new construction operations, and our combined experience will provide a level of capability, quality, efficiency and adaptable skills that will be second to none.

We are fortunate to be joining with an ambitious company that understands our business, has roots in the Pacific Northwest and is oriented towards growth in our industry.  We see this development as the next chapter in a 94-year success story.

We value our relationship with you and are excited about the opportunities that this acquisition will bring for both of us moving forward.  Together we have been able to accomplish great things, and there will be even bigger goals for us on the horizon.

For your convenience, I am attaching a copy of the press release.  Please contact ( ______ ) if you have any questions.

Sincerely,